Exhibit 2

Cameco Corporation

2022 consolidated financial statements

February 8, 2023

Report of management’s accountability

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgments, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.

Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the Company’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2022.

KPMG LLP has audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The board of directors annually appoints an audit and finance committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit and finance committee. The audit and finance committee reviews the consolidated financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Tim S. Gitzel	Original signed by Grant E. Isaac
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer
February 8, 2023	February 8, 2023

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Cameco Corporation

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Cameco Corporation (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 8, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and finance committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of recoverability of deferred tax assets

As discussed in note 22 to the consolidated financial statements, as of December 31, 2022 the Company has recorded a deferred tax asset of $984,071,000. The realization of this deferred tax asset is dependent on the generation of future taxable income in certain jurisdictions during the periods in which the Company’s deferred tax assets are available. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable. As discussed in note 5D, the calculation of income taxes requires the use of judgment and estimates. The determination of the recoverability of deferred tax assets is dependent on assumptions and judgments regarding future market conditions and production rates, which can materially impact estimated future taxable income.

We identified the assessment of the recoverability of the deferred tax asset as a critical audit matter due to the high degree of judgment required in assessing the significant assumptions and judgments that are reflected in the projections of future taxable income.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s assessment of the recoverability of the deferred tax asset, including controls related to the assumptions and judgments used in the projections of future taxable income. To assess the Company’s ability to estimate future taxable income, we compared the Company’s previous forecasts to actual results. To assess the Company’s estimate of future taxable income, we evaluated certain significant assumptions in the projections. We compared future market conditions of forecast uranium sales prices to published views of independent market participants. We compared forecast sales to historical trends, board approved budgets and committed sales volumes, including to a selection of committed sales contracts. We compared forecast production rates to historical data, board approved budgets and life of mine plans. We involved income tax professionals with specialized skills and knowledge to assist in assessing the Company’s application of the tax regulations in relevant jurisdictions.

Original signed by KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 1988.

Saskatoon, Canada

February 8, 2023

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Cameco Corporation

Opinion on internal control over financial reporting

We have audited Cameco Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”) and our report dated February 8, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of management’s accountability. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Original signed by KPMG LLP

Chartered Professional Accountants

Saskatoon, Canada

February 8, 2023

Consolidated statements of earnings

For the years ended December 31 ($Cdn thousands, except per share amounts)	Note	2022	2021
Revenue from products and services	18	$1,868,003	$1,474,984
Cost of products and services sold		1,457,336	1,282,635
Depreciation and amortization		177,376	190,415

Cost of sales	29	1,634,712	1,473,050

Gross profit		233,291	1,934
Administration		172,029	127,566
Exploration		10,578	8,016
Research and development		12,175	7,168
Other operating expense (income)	16	22,944	(8,407)
Loss on disposal of assets		514	3,803

Earnings (loss) from operations		15,051	(136,212)
Finance costs	20	(85,728)	(76,612)
Gain (loss) on derivatives	27	(72,949)	12,529
Finance income		37,499	6,804
Share of earnings from equity-accounted investee	12	93,988	68,283
Other income	21	96,934	21,353

Earnings (loss) before income taxes		84,795	(103,855)
Income tax recovery	22	(4,469)	(1,201)

Net earnings (loss)		$89,264	$(102,654)

Net earnings (loss) attributable to:
Equity holders		89,382	(102,577)
Non-controlling interest		(118)	(77)

Net earnings (loss)		$89,264	$(102,654)

Earnings (loss) per common share attributable to equity holders:
Basic	23	$0.22	$(0.26)

Diluted	23	$0.22	$(0.26)

See accompanying notes to consolidated financial statements.

Consolidated statements of comprehensive income

For the years ended December 31 ($Cdn thousands)	Note	2022	2021
Net earnings (loss)		$89,264	$(102,654)
Other comprehensive income (loss), net of taxes:
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability[1]	26	19,242	3,897
Equity investments at FVOCI - net change in fair value[2]		—	22,059
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(38,141)	(30,384)

Other comprehensive loss, net of taxes		(18,899)	(4,428)

Total comprehensive income (loss)		$70,365	$(107,082)

Other comprehensive income (loss) attributable to:
Equity holders		$(18,901)	$(4,426)
Non-controlling interest		2	(2)

Other comprehensive loss for the year		$(18,899)	$(4,428)

Total comprehensive income (loss) attributable to:
Equity holders		$70,481	$(107,003)
Non-controlling interest		(116)	(79)

Total comprehensive income (loss) for the year		$70,365	$(107,082)

[1]	Net of tax (2022 - $(5,440); 2021 - $(1,274))
[2]	Net of tax (2022 - $0; 2021 - $(3,267))

See accompanying notes to consolidated financial statements.

Consolidated statements of financial position

As at December 31 ($Cdn thousands)	Note	2022	2021
Assets
Current assets
Cash and cash equivalents		$1,143,674	$1,247,447
Short-term investments		1,138,174	84,906
Accounts receivable	7	183,944	276,139
Current tax assets		1,056	4,966
Inventories	8	664,698	409,521
Supplies and prepaid expenses		157,910	95,341
Current portion of long-term receivables, investments and other	11	32,180	23,232

Total current assets		3,321,636	2,141,552

Property, plant and equipment	9	3,473,490	3,576,599
Intangible assets	10	47,117	51,247
Long-term receivables, investments and other	11	595,507	577,527
Investment in equity-accounted investee	12	210,972	233,240
Deferred tax assets	22	984,071	937,579

Total non-current assets		5,311,157	5,376,192

Total assets		$8,632,793	$7,517,744

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	13	$374,714	$340,458
Current tax liabilities		6,498	4,129
Current portion of other liabilities	15	131,324	22,791
Current portion of provisions	16	48,305	46,365

Total current liabilities		560,841	413,743

Long-term debt	14	997,000	996,250
Other liabilities	15	216,162	171,774
Provisions	16	1,022,725	1,090,009

Total non-current liabilities		2,235,887	2,258,033

Shareholders’ equity
Share capital		2,880,336	1,903,357
Contributed surplus		224,687	230,039
Retained earnings		2,696,379	2,639,650
Other components of equity		34,652	72,795

Total shareholders’ equity attributable to equity holders		5,836,054	4,845,841
Non-controlling interest		11	127

Total shareholders’ equity		5,836,065	4,845,968

Total liabilities and shareholders’ equity		$8,632,793	$7,517,744

Commitments and contingencies [notes 9, 16, 22, 33]

See accompanying notes to consolidated financial statements.

Consolidated statements of changes in equity

	Attributable to equity holders
($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2022	$1,903,357	$230,039	$2,639,650	$73,543	$(748)	$4,845,841	$127	$4,845,968
Net earnings (loss)	—	—	89,382	—	—	89,382	(118)	89,264
Other comprehensive income (loss)	—	—	19,242	(38,143)	—	(18,901)	2	(18,899)

Total comprehensive income (loss)	—	—	108,624	(38,143)	—	70,481	(116)	70,365

Share-based compensation	—	3,318	—	—	—	3,318	—	3,318
Stock options exercised	12,101	(2,469)	—	—	—	9,632	—	9,632
Restricted share units released	—	(6,201)	—	—	—	(6,201)	—	(6,201)
Dividends	—	—	(51,895)	—	—	(51,895)	—	(51,895)
Equity issuance [note 17]	964,878	—	—	—	—	964,878	—	964,878

Balance at December 31, 2022	$2,880,336	$224,687	$2,696,379	$35,400	$(748)	$5,836,054	$11	$5,836,065

Balance at January 1, 2021	$1,869,710	$237,358	$2,735,830	$103,925	$11,532	$4,958,355	$206	$4,958,561
Net loss	—	—	(102,577)	—	—	(102,577)	(77)	(102,654)
Other comprehensive income (loss)	—	—	3,897	(30,382)	22,059	(4,426)	(2)	(4,428)

Total comprehensive income (loss)	—	—	(98,680)	(30,382)	22,059	(107,003)	(79)	(107,082)

Share-based compensation	—	4,536	—	—	—	4,536	—	4,536
Stock options exercised	33,647	(6,876)	—	—	—	26,771	—	26,771
Restricted share units released	—	(4,979)	—	—	—	(4,979)	—	(4,979)
Dividends	—	—	(31,839)	—	—	(31,839)	—	(31,839)
Transfer to retained earnings [note 27]	—	—	34,339	—	(34,339)	—	—	—

Balance at December 31, 2021	$1,903,357	$230,039	$2,639,650	$73,543	$(748)	$4,845,841	$127	$4,845,968

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows

For the years ended December 31 ($Cdn thousands)	Note	2022	2021
Operating activities
Net earnings (loss)		$89,264	$(102,654)
Adjustments for:
Depreciation and amortization		177,376	190,415
Deferred sales		43,528	608
Unrealized loss on derivatives		82,636	13,771
Share-based compensation	25	3,318	4,536
Loss on disposal of assets		514	3,803
Finance costs	20	85,728	76,612
Finance income		(37,499)	(6,804)
Share of earnings from equity-accounted investee	12	(93,988)	(68,283)
Other income	21	(96,934)	(446)
Other operating expense (income)	16	22,944	(8,407)
Income tax recovery	22	(4,469)	(1,201)
Interest received		35,443	9,374
Income taxes received (paid)		(1,521)	9,583
Dividends from equity-accounted investee	32	117,698	50,128
Other operating items	24	(119,431)	287,253

Net cash provided by operations		304,607	458,288

Investing activities
Additions to property, plant and equipment	9	(143,448)	(98,784)
Acquisition	6	(101,681)	—
Increase in short-term investments		(1,044,473)	(59,921)
Decrease (increase) in long-term receivables, investments and other		(2,000)	73,050
Proceeds from sale of property, plant and equipment		780	5,357

Net cash used in investing		(1,290,822)	(80,298)

Financing activities
Interest paid		(38,856)	(38,977)
Proceeds from issuance of shares, stock option plan		9,632	26,771
Proceeds from issuance of shares, net of issue costs	17	953,285	—
Lease principal payments		(2,908)	(2,727)
Dividends paid		(51,895)	(31,839)

Net cash provided by (used in) financing		869,258	(46,772)

Increase (decrease) in cash and cash equivalents, during the year		(116,957)	331,218
Exchange rate changes on foreign currency cash balances		13,184	(2,153)
Cash and cash equivalents, beginning of year		1,247,447	918,382

Cash and cash equivalents, end of year		$1,143,674	$1,247,447

Cash and cash equivalents is comprised of:
Cash		$701,818	$604,557
Cash equivalents		441,856	642,890

Cash and cash equivalents		$1,143,674	$1,247,447

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

For the years ended December 31, 2022 and 2021

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The consolidated financial statements as at and for the year ended December 31, 2022 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has mines in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 12).

Cameco’s Cigar Lake mine in northern Saskatchewan had been placed in a temporary state of care and maintenance periodically throughout 2020 and 2021 due to the global COVID-19 pandemic. The mine was in a temporary state of care and maintenance in January 2021 and production resumed in April 2021. Operations at McArthur River/Key Lake, which had been suspended in 2018, resumed in November of 2022. The Rabbit Lake operation was placed in care and maintenance in 2016. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 29 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.	Significant accounting policies

A.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issuance by the Company’s board of directors on February 8, 2023.

B.	Basis of presentation

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)

Equity investments	Fair value through other comprehensive income (FVOCI)

Liabilities for cash-settled share-based payment arrangements	FVTPL

Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group.

C.	Consolidation principles

i.	Business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company. The Company measures goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings. In a business combination achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree is also considered in computing goodwill.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by the Company. Consideration also includes the fair value of any contingent consideration and share-based compensation awards that are replaced mandatorily in a business combination.

The Company elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Acquisition-related costs are expensed as incurred, except for those costs related to the issue of debt or equity instruments.

ii.	Subsidiaries

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is acquired by the Company and are deconsolidated from the date that control ceases.

iii.	Investments in equity-accounted investees

Cameco’s investments in equity-accounted investees include investments in associates.

Associates are those entities over which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity, but can also arise where the Company holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for Cameco’s proportionate share of the earnings or loss and any other changes in the associates’ net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, Cameco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

iv.	Joint arrangements

A joint arrangement can take the form of a joint operation or joint venture. All joint arrangements involve a contractual arrangement that establishes joint control.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint operation may or may not be structured through a separate vehicle. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is always structured through a separate vehicle. It operates in the same way as other entities, controlling the assets of the joint venture, earning its own revenue and incurring its own liabilities and expenses. Interests in joint ventures are accounted for using the equity method of accounting, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognized on a single line in the consolidated statements of financial position and consolidated statements of earnings. The share of joint ventures results is recognized in the Company’s consolidated financial statements from the date that joint control commences until the date at which it ceases.

When acquiring an additional interest in a joint arrangement, previously held interests are not remeasured at fair value. In an acquisition of an asset or group of assets that does not constitute a business, the directly attributable transaction costs are included in the cost of the asset or group of assets.

v.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.

D.	Foreign currency translation

Items included in the financial statements of each of Cameco’s subsidiaries, associates and joint arrangements are measured using their functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars, which is Cameco’s functional and presentation currency.

i.	Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency of the Company and its entities using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. The applicable exchange gains and losses arising on these transactions are reflected in earnings with the exception of foreign exchange gains or losses on provisions for decommissioning and reclamation activities that are in a foreign currency, which are capitalized in property, plant and equipment.

ii.	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting dates. The revenues and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in whole, the relevant amount in the foreign currency translation account is transferred to earnings as part of the gain or loss on disposal.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation, and are recognized in other comprehensive income and presented within equity in the foreign currency translation account.

E.	Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at the time of purchase and are measured at amortized cost.

F.	Short-term investments

Short-term investments are comprised of money market instruments with terms to maturity between three and 12 months and are measured at amortized cost.

G.	Inventories

Inventories of broken ore, uranium concentrates, and refined and converted products are measured at the lower of cost and net realizable value.

Cost includes direct materials, direct labour, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable supplies and spares are valued at the lower of cost or replacement value.

H.	Property, plant and equipment

i.	Buildings, plant and equipment and other

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. The cost of self-constructed assets includes the cost of materials and direct labour, borrowing costs and any other costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management, including the initial estimate of the cost of dismantling and removing the items and restoring the site on which they are located.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in earnings.

ii.	Mineral properties and mine development costs

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred as part of assets under construction and disclosed as a component of property, plant and equipment with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until the production stage commences. After a mine property has been brought into the production stage, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depreciated over the remaining life of the related assets.

The production stage is reached when a mine property is in the condition necessary for it to be capable of operating in the manner intended by management. The criteria used to assess the start date of the production stage are determined based on the nature of each mine construction project, including the complexity of a mine site. A range of factors is considered when determining whether the production stage has been reached, which includes, but is not limited to, the demonstration of sustainable production at or near the level intended (such as the demonstration of continuous throughput levels at or above a target percentage of the design capacity).

iii.	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of the asset less its residual value. Assets which are unrelated to production are depreciated according to the straight-line method based on estimated useful lives as follows:

Land	Not depreciated
Buildings	15 - 25 years
Plant and equipment	3 - 15 years
Furniture and fixtures	3 - 10 years
Other	3 - 5 years

Mining properties and certain mining and conversion assets for which the economic benefits from the asset are consumed in a pattern which is linked to the production level are depreciated according to the unit-of-production method. For conversion assets, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining assets and properties, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable mineral reserves recovered during the period.

Depreciation methods, useful lives and residual values are reviewed at each reporting period and are adjusted if appropriate.

iv.	Borrowing costs

Borrowing costs on funds directly attributable to finance the acquisition, production or construction of a qualifying asset are capitalized until such time as substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use. Capitalization is discontinued when the asset enters the production stage or development ceases. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted average interest rate applicable to the general borrowings outstanding during the period of construction.

v.	Repairs and maintenance

The cost of replacing a component of property, plant and equipment is capitalized if it is probable that future economic benefits embodied within the component will flow to the Company. The carrying amount of the replaced component is derecognized. Costs of routine maintenance and repair are charged to products and services sold.

I.	Goodwill and intangible assets

Goodwill arising from the acquisition of subsidiaries is initially recognized at cost, measured as the excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired. At the date of acquisition, goodwill is allocated to the cash generating unit (CGU), or group of CGUs that is expected to receive the economic benefits of the business combination. Goodwill is subsequently measured at cost, less accumulated impairment losses.

Intangible assets acquired individually or as part of a group of assets are initially recognized at cost and measured subsequently at cost less accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate.

J.	Leases

Cameco recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which is the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received, and subsequently at cost less any accumulated depreciation and impairment losses. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the cost of the right-of-use asset reflects that the Company will exercise a purchase option, in which case the right-of-use asset will be depreciated on the same basis as that of property, plant and equipment.

The lease liability is measured at amortized cost using the effective interest method. It is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, Cameco uses its incremental borrowing rate as the discount rate. Current borrowing rates available for classes of leased assets are compared with the rates of Cameco’s existing debt facilities to ensure that use of the Company’s incremental borrowing rate is reasonable.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Cameco uses judgement in determining the lease term for some lease contracts that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which affects the amount of lease liabilities and right-of-use assets recognized.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases that have a lease term of 12 months or less. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

K.	Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income and interest expense are recognized in earnings as they accrue, using the effective interest method. Finance costs comprise interest and fees on borrowings, unwinding of the discount on provisions and costs incurred on redemption of debentures.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are expensed in the period incurred.

L.	Research and development costs

Expenditures on research are charged against earnings when incurred. Development costs are recognized as assets when the Company can demonstrate technical feasibility and that the asset will generate probable future economic benefits.

M.	Impairment

i.	Non-derivative financial assets

Cameco recognizes loss allowances for expected credit losses (ECLs) on financial assets measured at amortized cost, debt investments measured at FVOCI, and contract assets. It measures loss allowances at an amount equal to lifetime ECLs, except for debt securities that are determined to have low credit risk at the reporting date and other debt securities, loans advanced and bank balances for which credit risk has not increased significantly since initial recognition. For these, loss allowances are measured equal to 12-month ECLs.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument while 12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months). The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive. ECLs are discounted at the effective interest rate of the financial asset.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations in full, without recourse by Cameco to actions such as realizing security (if any is held).

The Company considers a debt security to have low credit risk when it is at least an A (low) DBRS or A- S&P rating.

Financial assets carried at amortized cost and debt securities at FVOCI are assessed at each reporting date to determine whether they are ‘credit-impaired’. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental effect on the estimated future cash flows of the financial asset have occurred. Evidence can include significant financial difficulty of the borrower or issuer, a breach of contract, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy or other financial reorganization, or the disappearance of an active market for a security.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to earnings and is recognized in OCI. The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

ii.	Non-financial assets

The carrying amounts of Cameco’s non-financial assets are reviewed throughout the year to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into CGUs which are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s-length transaction between knowledgeable and willing parties. For exploration properties, fair value is based on the implied fair value of the resources in place using comparable market transaction metrics.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed throughout the year, whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings. An impairment loss in respect of goodwill is not reversed.

N.	Exploration and evaluation expenditures

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. These expenditures include researching and analyzing existing exploration data, conducting geological studies, exploratory drilling and sampling, and compiling prefeasibility and feasibility studies. Exploration and evaluation expenditures are charged against earnings as incurred, except when there is a high degree of confidence in the viability of the project and it is probable that these costs will be recovered through future development and exploitation.

The technical feasibility and commercial viability of extracting a resource is considered to be determinable based on several factors, including the existence of proven and probable reserves and the demonstration that future economic benefits are probable. When an area is determined to be technically feasible and commercially viable, the exploration and evaluation assets attributable to that area are first tested for impairment and then transferred to property, plant and equipment.

Exploration and evaluation costs that have been acquired in a business combination or asset acquisition are capitalized under the scope of IFRS 6, Exploration for and Evaluation of Mineral Resources, and are reported as part of property, plant and equipment.

O.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.

i.	Environmental restoration

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure and environmental restoration. Closure and restoration can include facility decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating sites in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The timing of the actual closure and restoration expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Closure and restoration provisions are measured at the expected value of future cash flows, discounted to their present value using a current pre-tax risk-free rate. Significant judgments and estimates are involved in deriving the expectations of future activities and the amount and timing of the associated cash flows.

At the time a provision is initially recognized, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. The capitalized cost of closure and restoration activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis. The value of the provision is gradually increased over time as the effect of discounting unwinds. The unwinding of the discount is an expense recognized in finance costs.

Closure and rehabilitation provisions are also adjusted for changes in estimates. The provision is reviewed at each reporting date for changes to obligations, legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in estimated cash flows or discount rates, and the adjusted cost of the asset is depreciated prospectively.

ii.	Waste disposal

The refining, conversion and manufacturing processes generate certain uranium-contaminated waste. The Company has established strict procedures to ensure this waste is disposed of safely. A provision for waste disposal costs in respect of these materials is recognized when they are generated. Costs associated with the disposal, the timing of cash flows and discount rates are estimated both at initial recognition and subsequent measurement.

P.	Employee future benefits

i.	Pension obligations

The Company accrues its obligations under employee benefit plans. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan other than a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statements of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually, by qualified independent actuaries using the projected unit credit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income, and reports them in retained earnings. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized immediately in earnings.

For defined contribution plans, the contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii.	Other post-retirement benefit plans

The Company provides certain post-retirement health care benefits to its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses are recognized in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

iii.	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be measured reliably.

iv.	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts an entity’s offer of benefits in exchange for termination of employment. Cameco recognizes termination benefits as an expense at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

v.	Share-based compensation

For equity-settled plans, the grant date fair value of share-based compensation awards granted to employees is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled plans, the fair value of the amount payable to employees is recognized as an expense, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is re-measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

When the terms and conditions of equity-settled plans at the time they were granted are subsequently modified, the fair value of the share-based payment under the original terms and conditions and under the modified terms and conditions are both determined at the date of the modification. Any excess of the modified fair value over the original fair value is recognised over the remaining vesting period in addition to the grant date fair value of the original share-based payment. The share-based payment expense is not adjusted if the modified fair value is less than the original fair value.

Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

Q.	Revenue recognition

Cameco supplies uranium concentrates, uranium conversion services, fabrication services and other services. Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control, as described below, over a good or service to a customer. Customers do not have the right to return products, except in limited circumstances.

Cameco’s sales arrangements with its customers are pursuant to enforceable contracts that indicate the nature and timing of satisfaction of performance obligations, including significant payment terms, where payment is usually due in 30 days. Each delivery is considered a separate performance obligation under the contract.

Uranium supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium may be physically delivered to either the customer or to conversion facilities (Converters).

For deliveries to customers, terms in the sales contract specify the location of delivery. Revenue is recognized when the uranium has been delivered and accepted by the customer at that location.

When uranium is delivered to Converters, the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in the sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, control has been transferred and Cameco recognizes revenue for the uranium supply.

Toll conversion services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to enrichment facilities (Enrichers) where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or the customer’s account at Cameco’s Port Hope conversion facility. At this point, the customer obtains control and Cameco recognizes revenue for the toll conversion services.

Conversion supply

A conversion supply arrangement is a combination of uranium supply and toll conversion services. Cameco is contractually obligated to provide converted uranium to its customers. Based on delivery terms in the sales contract, Cameco either (i) physically delivers converted uranium to the Enricher where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or a customer’s account at Cameco’s Port Hope conversion facility. At this point, the customer obtains control and Cameco recognizes revenue for both the uranium supplied and the conversion service provided.

Fabrication services

In a fabrication services arrangement, Cameco is contractually obligated to provide fuel bundles or reactor components to its customers. In a contract for fuel bundles, the bundles are inspected and accepted by the customer at Cameco’s Port Hope fabrication facility or another location based on delivery terms in the sales contract. At this point, the customer obtains control and Cameco recognizes revenue for the fabrication services.

In some contracts for reactor components, the components are made to a customer’s specification and if a contract is terminated by the customer, Cameco is entitled to reimbursement of the costs incurred to date, including a reasonable margin. Since the customer controls all of the work in progress as the products are being manufactured, revenue and associated costs are recognized over time, before the goods are delivered to the customer’s premises. Revenue is recognized on the basis of units produced as the contracts reflect a per unit basis. Revenue from these contracts represents an insignificant portion of Cameco’s total revenue. In other contracts where the reactor components are not made to a specific customer’s specification, when the components are delivered to the location specified in the contract, the customer obtains control and Cameco recognizes revenue for the services.

Other services

Uranium concentrates and converted uranium are regulated products and can only be stored at regulated facilities. In a storage arrangement, Cameco is contractually obligated to store uranium products at its facilities on behalf of the customer. Cameco invoices the customer in accordance with the contract terms and recognizes revenue on a monthly basis.

Cameco also provides customers with transportation of its uranium products. In the contractual arrangements where Cameco is acting as the principal, revenue is recognized as the product is delivered.

R.	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another.

Trade receivables and debt securities are initially recognized when they are originated. All other financial assets and liabilities are initially recognized when the company becomes a party to the contractual provisions of the instrument. A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

i.	Financial assets

On initial recognition, financial assets are classified as measured at: amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on the Company’s business model for managing its financial assets and their cash flow characteristics. Classifications are not changed subsequent to initial recognition unless the Company changes its business model for managing its financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in business model.

Amortized cost

A financial asset is measured at amortized cost if it is not designated as at fair value through profit or loss, is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. Assets in this category are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss, as is any gain or loss on derecognition.

Fair value through other comprehensive income (FVOCI)

A debt investment is measured at FVOCI if it is not designated as at fair value through profit or loss, is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income (OCI). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

On initial recognition of an equity investment that is not held for trading, Cameco may irrevocably elect to present subsequent changes in the investments fair value in OCI. This election is made on an investment by investment basis. These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Fair value through profit or loss (FVTPL)

All financial assets not classified as measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Derecognition of financial assets

Cameco derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which it neither transfers or retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

If the Company enters into a transaction whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets would not be derecognized.

ii.	Financial liabilities

On initial recognition, financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as FVTPL if it is classified as held-for-trading, is a derivative or is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss as is any gain or loss on derecognition.

A financial liability is derecognized when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iii.	Derivative financial instruments

The Company holds derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivative financial instruments are initially measured at fair value in the consolidated statements of financial position, with any directly attributable transaction costs recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value are recognized in profit or loss.

The purpose of hedging transactions is to modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a foreign operation. The Company does not have any instruments that have been designated as hedge transactions at December 31, 2022 and 2021.

S.	Income tax

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in earnings except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years. Current tax assets and liabilities are measured at the amount expected to be paid or recovered from the taxation authorities.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialize.

T.	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity, net of any tax effects.

U.	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Earnings per share is calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of common shares outstanding.

Diluted earnings per share is determined by adjusting the net earnings attributable to equity holders of the Company and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation of diluted earnings per share assumes that outstanding options which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

V.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other segments. To be classified as a segment, discrete financial information must be available and operating results must be regularly reviewed by the Company’s executive team.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

W.	Government assistance

Government grants are recognized when there is reasonable assurance that the Company has complied with the relevant conditions of the grant and that the grant will be received. Grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the periods in which the expenses have been recognized.

3.	Accounting standards

A.	Changes in accounting policy

A number of amendments to existing standards became effective January 1, 2022 but they did not have an effect on the Company’s financial statements.

B.	New standards and interpretations not yet adopted

A number of amendments to existing standards are not yet effective for the year ended December 31, 2022 and have not been applied in preparing these consolidated financial statements. Cameco does not intend to early adopt any of the amendments and does not expect them to have a material impact on its financial statements.

4.	Determination of fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the transfer occurred. There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any recurring fair value measurements that are categorized as level 3 as of the reporting date.

Further information about the techniques and assumptions used to measure fair values is included in the following notes:

Note 6 - Acquisition of additional interest in Cigar Lake Joint Venture (CLJV)

Note 25 - Share-based compensation plans

Note 27 - Financial instruments and risk management

5.	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Information about critical judgments in applying the accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is discussed below. Further details of the nature of these judgments, estimates and assumptions may be found in the relevant notes to the consolidated financial statements.

A.	Recoverability of long-lived and intangible assets and investments

Cameco assesses the carrying values of property, plant and equipment, intangible assets and investments in associates and joint ventures when there is an indication of possible impairment. If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are charged against current earnings. Recoverability is dependent upon assumptions and judgments regarding market conditions, costs of production, sustaining capital requirements, mineral reserves and the impact of geopolitical events. Other assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins. A material change in assumptions may significantly impact the potential impairment of these assets.

B.	Cash generating units

In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these CGUs.

C.	Provisions for decommissioning and reclamation of assets

Significant decommissioning and reclamation activities are often not undertaken until near the end of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs, timing of the cash flows or mineral reserves may result in a material change in the amount charged to earnings.

D.	Income taxes

Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its consolidated financial statements. In calculating income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future operating results. Cameco estimates deferred income taxes based on temporary differences between the income and losses reported in its consolidated financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as deferred tax assets or liabilities in the consolidated financial statements. The calculation of income taxes requires the use of judgment and estimates. The determination of the recoverability of deferred tax assets is dependent on assumptions and judgments regarding future market conditions and production rates, which can materially impact estimated future taxable income. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.

E.	Mineral reserves

Depreciation on property, plant and equipment is primarily calculated using the unit-of-production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated mineral reserves. Estimates of life-of-mine and amounts of mineral reserves are updated annually and are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation charged to earnings.

6.	Acquisition of additional interest in Cigar Lake Joint Venture (CLJV)

On May 19, 2022, Cameco and Orano Canada Inc. (Orano) completed the acquisition of Idemitsu Canada Resources Ltd.’s (Idemitsu) 7.875% participating interest in the CLJV by acquiring their pro rata shares through an asset purchase. Cameco’s ownership stake in the Cigar Lake uranium mine in northern Saskatchewan is now 54.547% (previously 50.025%). The primary reason for the business combination was to increase our ownership interest.

Cash consideration of $101,681,000 was paid for the additional 4.522% interest. At December 31, 2022, $3,000,000 remained in escrow, to be paid upon finalization of closing adjustments. While Cameco received the economic benefit of owning the additional interest as of January 1, 2022, the additional interest has been proportionately consolidated with the results of Cameco commencing on May 19, 2022.

CLJV allocates uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by joint operations are included in the cost of inventory. As such, there is no revenue or profit or loss of the acquiree included in the consolidated statements of earnings. If the acquisition had occurred at the beginning of the year, Cameco’s share of production would have included an additional 296,000 pounds. The impact to the financial statements would not have been material.

Acquisition costs of $1,495,000 have been included in administration expense in the consolidated statements of earnings for the year ended December 31, 2022.

Included in the identifiable assets and liabilities acquired at the date of acquisition are inputs, production processes and outputs. Therefore, Cameco has determined that together the acquired set is a business. In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

Property, plant and equipment	$97,930
Deferred tax asset(a)	28,196
Inventory	9,909
Working capital	(24)
Reclamation provision	(2,528)
Sales contracts	(9,000)

Net assts acquired	$124,483

Cash paid	101,681

Bargain purchase gain(b)	$22,802

(a)	The deferred tax asset has been measured provisionally, pending further review of the income tax attributes of the acquisition.
(b)

The preliminary bargain purchase gain resulted from applying the measurement requirements under IFRS 3, Business Combinations. This standard requires the measurement of tax attributes that were acquired as part of the transaction be in accordance with IAS 12, Income Taxes, rather than at fair value. The measured amount of these attributes exceeded the amount paid for them and the resulting gain is included in other income (expense) in the consolidated statement of earnings.

The accounting for the acquisition will be revised if, within one year of the acquisition date, new information is obtained about facts and circumstances that existed at the date of acquisition. Revision will occur if this new information identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition.

7.	Accounts receivable

	2022	2021
Trade receivables	$167,688	$271,015
GST/VAT receivables	5,856	3,919
Other receivables	10,400	1,205

Total	$183,944	$276,139

The Company’s exposure to credit and currency risks as well as credit losses related to trade and other receivables, excluding goods and services tax (GST)/value added tax (VAT) receivables, is disclosed in note 27.

8.	Inventories

	2022	2021
Uranium
Concentrate	$537,426	$319,257
Broken ore	46,703	46,324

	584,129	365,581
Fuel services	80,144	43,549
Other	425	391

Total	$664,698	$409,521

Cameco expensed $1,359,000,000 of inventory as cost of sales during 2022 (2021—$1,218,000,000).

9.	Property, plant and equipment

At December 31, 2022
	Land	Plant	Furniture		Exploration
	and	and	and	Under	and
	buildings	equipment	fixtures	construction	evaluation	Total
Cost
Beginning of year	$5,152,209	$2,732,561	$84,366	$167,200	$1,073,239	$9,209,575
Acquisitions [note 6]	67,998	27,646	70	2,216	—	97,930
Additions	4,385	8,927	209	129,734	193	143,448
Transfers	25,023	39,091	(167)	(63,518)	—	429
Change in reclamation provision [note 16]	(93,451)	—	—	—	—	(93,451)
Disposals	(4,885)	(8,423)	(650)	(1,046)	—	(15,004)
Effect of movements in exchange rates	45,859	12,507	252	4	14,802	73,424

End of year	5,197,138	2,812,309	84,080	234,590	1,088,234	9,416,351

Accumulated depreciation and impairment
Beginning of year	3,101,740	1,962,228	78,119	36,798	458,247	5,637,132
Depreciation charge	137,543	101,923	1,857	—	—	241,323
Change in reclamation provision [note 16](a)	22,944	—	—	—	—	22,944
Disposals	(4,851)	(8,201)	(649)	—	—	(13,701)
Effect of movements in exchange rates	43,493	12,049	249	—	8,824	64,615

End of year	3,300,869	2,067,999	79,576	36,798	467,071	5,952,313

Right-of-use assets
Beginning of year	931	1,584	1,641	—	—	4,156
Additions	5,917	1,330	606	—	—	7,853
Disposals	—	(11)	—	—	—	(11)
Depreciation charge	(870)	(560)	(687)	—	—	(2,117)
Transfers	(19)	(778)	368	—	—	(429)

End of year	5,959	1,565	1,928	—	—	9,452

Net book value at December 31, 2022	$1,902,228	$745,875	$6,432	$197,792	$621,163	$3,473,490

At December 31, 2021

	Land	Plant	Furniture		Exploration
	and	and	and	Under	and
	buildings	equipment	fixtures	construction	evaluation	Total
Cost
Beginning of year	$5,224,333	$2,699,844	$78,911	$139,051	$1,125,483	$9,267,622
Additions	1,520	8,807	700	87,637	120	98,784
Transfers	17,145	31,243	5,130	(52,797)	—	721
Change in reclamation provision	(62,427)	—	—	—	—	(62,427)
Disposals	(23,075)	(6,019)	(345)	(6,691)	—	(36,130)
Effect of movements in exchange rates	(5,287)	(1,314)	(30)	—	(52,364)	(58,995)

End of year	5,152,209	2,732,561	84,366	167,200	1,073,239	9,209,575

Accumulated depreciation and impairment
Beginning of year	3,031,292	1,876,336	74,246	36,798	483,663	5,502,335
Depreciation charge	104,641	92,670	4,246	—	—	201,557
Change in reclamation provision(a)	(8,407)	—	—	—	—	(8,407)
Disposals	(20,999)	(5,623)	(345)	—	—	(26,967)
Effect of movements in exchange rates	(4,787)	(1,155)	(28)	—	(25,416)	(31,386)

End of year	3,101,740	1,962,228	78,119	36,798	458,247	5,637,132

Right-of-use assets
Beginning of year	1,806	2,322	2,142	—	—	6,270
Additions	—	477	—	—	—	477
Depreciation charge	(875)	(494)	(501)	—	—	(1,870)
Transfers	—	(721)	—	—	—	(721)

End of year	931	1,584	1,641	—	—	4,156

Net book value at December 31, 2021	$2,051,400	$771,917	$7,888	$130,402	$614,992	$3,576,599

Cameco has contractual capital commitments of approximately $56,500,000 at December 31, 2022. Certain of the contractual commitments may contain cancellation clauses, however the Company discloses the commitments based on management’s intent to fulfill the contract. The majority of this amount is expected to be incurred in 2023.

(a) Asset retirement obligation assets are adjusted when the Company updates its reclamation provisions due to new cash flow estimates or changes in discount and inflation rates. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake operation and some of our operations in the United States, the adjustment is recorded directly to the statement of earnings as other operating expense or income.

10.	Intangible assets

A.	Reconciliation of carrying amount

At December 31, 2022

		Intellectual
	Contracts	property	Total
Cost
Beginning of year	$110,618	$118,819	$229,437
Effect of movements in exchange rates	8,027	—	8,027

End of year	118,645	118,819	237,464

Accumulated amortization and impairment
Beginning of year	109,886	68,304	178,190
Amortization charge	739	3,454	4,193
Effect of movements in exchange rates	7,964	—	7,964

End of year	118,589	71,758	190,347

Net book value at December 31, 2022	$56	$47,061	$47,117

At December 31, 2021

		Intellectual
	Contracts	property	Total
Cost
Beginning of year	$111,388	$118,819	$230,207
Effect of movements in exchange rates	(770)	—	(770)

End of year	110,618	118,819	229,437

Accumulated amortization and impairment
Beginning of year	109,663	64,722	174,385
Amortization charge	975	3,582	4,557
Effect of movements in exchange rates	(752)	—	(752)

End of year	109,886	68,304	178,190

Net book value at December 31, 2021	$732	$50,515	$51,247

B.	Amortization

The intangible asset values relate to intellectual property acquired with Cameco Fuel Manufacturing Inc. (CFM) and purchase and sales contracts acquired with NUKEM. The CFM intellectual property is being amortized on a unit-of-production basis over its remaining life. Amortization is allocated to the cost of inventory and is recognized in cost of products and services sold as inventory was sold. The purchase and sales contracts were amortized to earnings over the terms of the underlying contracts. Amortization of the purchase contracts was allocated to the cost of inventory and included in cost of products and services sold as inventory was sold. Sales contracts were amortized to revenue.

11.	Long-term receivables, investments and other

	2022	2021
Deferred charges	$29,585	$—
Derivatives [note 27]	2,807	32,098
Investment tax credits	95,812	95,722
Amounts receivable related to tax dispute [note 22](a)	295,221	295,221
Product loan(b)	200,998	176,904
Other	3,264	814

	627,687	600,759
Less current portion	(32,180)	(23,232)

Net	$595,507	$577,527

(a)

Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA) (see note 22). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $295,221,000 already paid as at December 31, 2022 (December 31, 2021—$295,221,000) (note 22).

(b)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano was obligated to repay the Company in kind with uranium concentrate no later than December 31, 2023. During the first quarter of 2022, the repayment terms were extended to December 31, 2028. During 2022, 1,828,999 pounds were returned as repayment on this loan.

Cameco also agreed to lend to Orano up to 1,148,200 kgU of conversion supply and up to an additional 1,200,000 pounds of uranium concentrate over the period 2022 to 2024. Repayment to Cameco is to be made in kind with U3O8 quantities drawn being repaid by December 31, 2027 and quantities of UF6 drawn by December 31, 2035.

As at December 31, 2022, 3,571,001 pounds of U3O8 and 700,000 kgU of UF6 conversion supply were drawn on the loans and are recorded at Cameco’s weighted average cost of inventory.

12.	Equity-accounted investee

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a 40% interest and Kazatomprom holds a 60% interest in JV Inkai. Cameco does not have joint control over the joint venture and as a result, Cameco accounts for JV Inkai on an equity basis.

JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers.

The following tables summarize the financial information of JV Inkai (100%):

	2022	2021
Cash and cash equivalents	$14,950	$12,893
Other current assets	373,868	301,589
Non-current assets	334,954	328,469
Current liabilities	(34,606)	(32,774)
Non-current liabilities	(37,644)	(38,635)

Net assets	$651,522	$571,542

	2022	2021
Revenue from products and services	$476,354	$387,319
Cost of products and services sold	(66,119)	(55,397)
Depreciation and amortization	(24,749)	(25,300)
Finance income	1,341	349
Finance costs	(2,635)	(796)
Other expense	(30,770)	(16,636)
Income tax expense	(74,763)	(60,357)

Net earnings	278,659	229,182

Total comprehensive income	$278,659	$229,182

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

	2022	2021
Opening net assets	$571,542	$440,565
Total comprehensive income	278,659	229,182
Dividends declared	(195,865)	(85,198)
Impact of foreign exchange	(2,814)	(13,007)

Closing net assets	651,522	571,542
Cameco’s share of net assets	260,609	228,617
Consolidating adjustments(a)	(82,275)	(60,348)
Fair value increment(b)	83,675	85,976
Dividends in excess of ownership percentage(c)	(48,641)	(22,085)
Impact of foreign exchange	(2,396)	1,080

Carrying amount in the statement of financial position	$210,972	$233,240

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.
(c)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

13.	Accounts payable and accrued liabilities

	2022	2021
Trade payables	$249,962	$213,377
Non-trade payables	65,182	66,048
Payables due to related parties [note 25]	59,570	61,033

Total	$374,714	$340,458

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 27.

14.	Long-term debt

	2022	2021
Unsecured debentures
Series F - 5.09% debentures due November 14, 2042	99,355	99,336
Series G - 4.19% debentures due June 24, 2024	499,407	499,010
Series H - 2.95% debentures due October 21, 2027	398,238	397,904

Total	$997,000	$996,250

Cameco has a $1,000,000,000 unsecured revolving credit facility that is available until October 1, 2026. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, it may be used to provide liquidity support for the Company’s commercial paper program. The agreement also provides the ability to increase the revolving credit facility above $1,000,000,000 by increments no less than $50,000,000, to a total of $1,250,000,000. The facility ranks equally with all of Cameco’s other senior debt. As of December 31, 2022 and 2021, there were no amounts outstanding under this facility.

Cameco has $1,756,754,000 (2021 - $1,696,041,000) in letter of credit facilities. Outstanding and committed letters of credit at December 31, 2022 amounted to $1,593,379,000 (2021 - $1,573,873,000), the majority of which relate to future decommissioning and reclamation liabilities (note 16).

Cameco is bound by a covenant in its revolving credit facility. The covenant requires a funded debt to tangible net worth ratio equal to or less than 1:1. Non-compliance with this covenant could result in accelerated payment and termination of the revolving credit facility. At December 31, 2022, Cameco was in compliance with the covenant and does not expect its operating and investing activities in 2023 to be constrained by it.

The table below represents currently scheduled maturities of long-term debt:

2023	2024	2025	2026	2027	Thereafter	Total
$—	499,407	—	—	398,238	99,355	$997,000

15.	Other liabilities

	2022	2021
Deferred sales [note 18]	$66,845	$23,316
Derivatives [note 27]	58,342	4,997
Accrued pension and post-retirement benefit liability [note 26]	66,180	89,002
Lease obligation	9,287	4,872
Product loan(a)	78,094	15,763
Sales contracts [note 6]	9,000	—
Other	59,738	56,615

	347,486	194,565
Less: current portion	(131,324)	(22,791)

Net	$216,162	$171,774

Expenses related to short-term leases and leases of low-value assets were insignificant during 2022.

(a)

The Company has standby product loan facilities with various counterparties. The arrangements allow it to borrow up to 2,438,000 kgU of UF6 conversion services and 2,817,000 pounds of U3O8 by September 30, 2026 with repayment in kind up to December 31, 2026. Under the facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.0%. At December 31, 2022, we have 1,529,000 kgU of UF6 conversion services drawn on the loans with repayment by December 31 of the following years:

	2023	2024	2025	2026	Total
kgU of UF6	331,000	—	287,000	911,000	1,529,000

We also have 1,393,000 pounds of U3O8 drawn with repayment due no later than December 31, 2023 of the following years:

	2023	2024	2025	2026	Total
lbs of U3O8	1,150,000	—	—	243,000	1,393,000

The loans are recorded at Cameco’s weighted average cost of inventory.

16.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,126,969	$9,405	$1,136,374
Changes in estimates and discount rates [note 9]
Capitalized in property, plant and equipment	(116,395)	—	(116,395)
Recognized in earnings [note 9]	22,944	1,564	24,508
Acquisitions [note 6]	2,528	—	2,528
Provisions used during the period	(27,159)	(1,333)	(28,492)
Unwinding of discount [note 20]	28,681	298	28,979
Effect of movements in exchange rates	23,528	—	23,528

End of period	$1,061,096	$9,934	$1,071,030

Current	$46,004	$2,301	$48,305
Non-current	1,015,092	7,633	1,022,725

	$1,061,096	$9,934	$1,071,030

The reclamation provision decreased by $90,923,000 due largely to an increase in risk-free nominal and implied inflation rates during the year.

A.	Reclamation provision

Cameco’s estimates of future decommissioning obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total undiscounted future decommissioning and reclamation costs for its existing operating assets to be $1,356,092,000 (2021 - $1,100,378,000). The expected timing of these outflows is based on life-of-mine plans with the majority of expenditures expected to occur after 2028. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $1,035,348,000 (2021 - $1,007,009,000) in the form of letters of credit to satisfy current regulatory requirements.

The reclamation provision relates to the following segments:

	2022	2021
Uranium	$870,877	$900,482
Fuel services	190,219	226,487

Total	$1,061,096	$1,126,969

B.	Waste disposal

The fuel services segment consists of the Blind River refinery, Port Hope conversion facility and Cameco Fuel Manufacturing Inc.. The refining, conversion and manufacturing processes generate certain uranium contaminated waste. These include contaminated combustible material (paper, rags, gloves, etc.) and contaminated non-combustible material (metal parts, soil from excavations, building and roofing materials, spent uranium concentrate drums, etc.). These materials can in some instances be recycled or reprocessed. A provision for waste disposal costs in respect of these materials is recognized when they are generated.

Cameco estimates total undiscounted future costs related to existing waste disposal to be $8,919,000 (2021—$8,169,000). The majority of these expenditures are expected to occur within the next four years.

17.	Share capital

Authorized share capital:

•	Unlimited number of first preferred shares

•	Unlimited number of second preferred shares

•	Unlimited number of voting common shares, no stated par value, not convertible or redeemable, and

•	One Class B share

A.	Common Shares

Number issued (number of shares)	2022	2021
Beginning of year	398,059,265	396,262,741
Issued:
Stock option plan [note 25]	401,955	1,796,524
Equity issuance(a)	34,057,250	—

End of year	432,518,470	398,059,265

(a)

On October 17, 2022, Cameco issued 34,057,250 common shares pursuant to a public offering for a total consideration of $996,867,000. The proceeds of the issue after deducting expenses were $964,878,000. Excluding the deferred tax recoveries, the net cash proceeds amounted to $953,285,000.

All issued shares are fully paid. Holders of the common shares are entitled to exercise one vote per share at meetings of shareholders, are entitled to receive dividends if, as and when declared by our Board of Directors and are entitled to participate in any distribution of remaining assets following a liquidation.

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%. In addition, no more than 25% of total shareholder votes cast may be cast by non-resident shareholders.

B.	Class B share

One Class B share issued during 1988 and assigned $1 of share capital entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

C.	Dividends

Dividends on Cameco Corporation common shares are declared in Canadian dollars. For the year ended December 31, 2022, the dividend declared per share was $0.12 (December 31, 2021 - $0.08).

18.	Revenue

Cameco’s sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following table summarizes Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to the Company’s reportable segments (note 29):

For the year ended December 31, 2022

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$806,915	$289,028	$20,025	$1,115,968
Europe	284,602	52,112	2,769	339,483
Asia	388,629	23,923	—	412,552

	$1,480,146	$365,063	$22,794	$1,868,003

Contract type
Fixed-price	$478,552	$355,479	$22,794	$856,825
Market-related	1,001,594	9,584	—	1,011,178

	$1,480,146	$365,063	$22,794	$1,868,003

For the year ended December 31, 2021

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$547,257	$287,802	$12,769	$847,828
Europe	218,879	77,110	2,945	298,934
Asia	288,857	39,365	—	328,222

	$1,054,993	$404,277	$15,714	$1,474,984

Contract type
Fixed-price	$307,858	$384,065	$11,421	$703,344
Market-related	747,135	20,212	4,293	771,640

	$1,054,993	$404,277	$15,714	$1,474,984

Deferred sales

The following table provides information about contract liabilities (note 15) from contracts with customers:

	2022	2021
Beginning of year	$23,316	$14,382
Additions	45,978	16,531
Recognized in revenue	(2,463)	(7,596)
Effect of movements in exchange rates	14	(1)

End of year	$66,845	$23,316

Deferred sales primarily relates to advance consideration received from customers for future uranium and conversion deliveries as well as revenue related to the storage of uranium and converted uranium held at Cameco facilities. The revenue related to storage is recognized over time while the revenue related to future uranium and conversion deliveries is expected to be recognized between 2023 and 2030.

Cameco recognized a decrease of revenue of $194,000 (2021—increase of revenue of $383,000) during 2022 from performance obligations satisfied (or partially satisfied) in previous periods. This is due to the difference between actual pricing indices and the estimates at the time of invoicing.

Future sales commitments

Cameco’s sales portfolio consists of short and long-term sales commitments. The contracts can be executed well in advance of a delivery and include both fixed and market-related pricing. The following table summarizes the expected future revenue, by segment, related to only fixed-price contracts with remaining future deliveries as follows:

	2023	2024	2025	2026	2027	Thereafter	Total
Uranium	$556,122	$629,675	$627,534	$237,052	$238,354	$622,034	$2,910,771
Fuel services	339,355	355,915	329,091	244,236	235,089	1,016,232	2,519,918

Total	$895,477	$985,590	$956,625	$481,288	$473,443	$1,638,266	$5,430,689

The sales contracts are denominated largely in US dollars and converted from US to Canadian dollars at a rate of $1.30.

The amounts in the table represent the consideration the Company will be entitled to receive when it satisfies the remaining performance obligations in the contracts. The amounts include assumptions about volumes for contracts that have volume flexibility. Cameco’s total revenue that will be earned will also include revenue from contracts with market-related pricing. The Company has elected to exclude these amounts from the table as the transaction price will not be known until the time of delivery. Contracts with an original duration of one year or less have been included in the table.

19.	Employee benefit expense

The following employee benefit expenses are included in cost of products and services sold, administration, exploration, research and development and property, plant and equipment:

	2022	2021
Wages and salaries	$278,980	$236,181
Statutory and company benefits	52,247	43,870
Expenses related to defined benefit plans [note 26]	5,656	5,350
Expenses related to defined contribution plans [note 26]	15,189	12,939
Equity-settled share-based compensation [note 25]	6,859	7,837
Cash-settled share-based compensation [note 25]	24,369	41,839

Total	$383,300	$348,016

20.	Finance costs

	2022	2021
Interest on long-term debt	$40,059	$39,266
Unwinding of discount on provisions [note 16]	28,979	21,445
Other charges	16,690	15,901

Total	$85,728	$76,612

No borrowing costs were determined to be eligible for capitalization during the year.

21.	Other income (expense)

	2022	2021
Foreign exchange gains	74,132	446
Government assistance(a)	—	21,209
Bargain purchase gain [note 6]	22,802	—
Other	—	(302)

Total	$96,934	$21,353

(a)

In response to the negative economic impact of COVID-19, the Government of Canada announced the Canada Emergency Wage Subsidy program (CEWS). CEWS provides a subsidy on eligible remuneration based on certain criteria. In 2021, the Company qualified for the subsidy for the periods January through June. There were no unfulfilled conditions and other contingencies attached to this government assistance.

22.	Income taxes

A.	Significant components of deferred tax assets and liabilities

	Recognized in earnings		As at December 31
	2022	2021	2022	2021
Assets
Property, plant and equipment	$84,668	$82,677	$448,136	$363,468
Provision for reclamation	(3,817)	(14,509)	203,816	207,633
Inventories	1,689	2,489	8,248	6,559
Foreign exploration and development	(1,816)	(812)	2,641	4,457
Income tax losses (gains)	(66,227)	(80,802)	235,683	301,910
Defined benefit plan actuarial losses	—	—	2,698	8,126
Long-term investments and other	(2,355)	16,405	82,849	45,426

Deferred tax assets	12,142	5,448	984,071	937,579

Liabilities
Property, plant and equipment	—	—	—	—
Inventories	—	—	—	—

Deferred tax liabilities	—	—	—	—

Net deferred tax asset	$12,142	$5,448	$984,071	$937,579

Deferred tax allocated as	2022	2021
Deferred tax assets	$984,071	$937,579
Deferred tax liabilities	—	—

Net deferred tax asset	$984,071	$937,579

Cameco has recorded a deferred tax asset of $984,071,000 (2021 - $937,579,000). The realization of this deferred tax asset is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s deferred tax assets are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

B.	Movement in net deferred tax assets and liabilities

	2022	2021
Deferred tax asset at beginning of year	$937,579	$936,678
Recovery for the year in net earnings	12,142	5,448
Recovery for the year in equity	11,593	—
Recovery for the year in purchase price equation	28,196	—
Expense for the year in other comprehensive income	(5,440)	(4,541)
Effect of movements in exchange rates	1	(6)

End of year	$984,071	$937,579

C.	Significant components of unrecognized deferred tax assets

	2022	2021
Income tax losses	$337,749	$288,637
Property, plant and equipment	2,297	2,209
Provision for reclamation	78,336	66,573
Long-term investments and other	18,628	58,330

Total	$437,010	$415,749

D.	Tax rate reconciliation

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2022	2021
Earnings (loss) before income taxes and non-controlling interest	$84,795	$(103,855)
Combined federal and provincial tax rate	26.9%	26.9%

Computed income tax expense (recovery)	22,810	(27,937)
Increase (decrease) in taxes resulting from:
Difference between Canadian rates and rates applicable to subsidiaries in other countries	8,986	28,690
Change in unrecognized deferred tax assets	1,234	22,068
Income in equity-accounted investee	(25,264)	(24,481)
Change in uncertain tax positions	(6,282)	1,099
Bargain purchase gain	(6,129)	—
Other permanent differences	176	(640)

Income tax recovery	$(4,469)	$(1,201)

E.	Earnings and income taxes by jurisdiction

	2022	2021
Earnings (loss) before income taxes
Canada	$99,944	$58,624
Foreign	(15,149)	(162,479)

	$84,795	$(103,855)

Current income taxes
Canada	$2,260	$2,257
Foreign	5,413	1,990

	$7,673	$4,247
Deferred income tax recovery
Canada	$(10,178)	$(3,937)
Foreign	(1,964)	(1,511)

	$(12,142)	$(5,448)

Income tax recovery	$(4,469)	$(1,201)

F.	Reassessments

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

The total tax reassessed for the three tax years was $11,000,000, and Cameco remitted 50%. In 2021, Cameco received refunds totaling about $5,500,000 plus interest.

In addition, on April 30, 2019, the Tax Court had awarded Cameco $10,300,000 for legal fees incurred, plus an amount for disbursements of up to $16,700,000. As a result of additional information provided by the Tax Court, $12,200,000 for disbursements was recognized as a reduction of administration expense in 2021.

If CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco will continue to utilize its appeal rights under Canadian federal and provincial tax rules.

G.	Income tax losses

At December 31, 2022, income tax losses carried forward of $2,171,825,000 (2021 - $2,177,025,000) are available to reduce taxable income. These losses expire as follows:

Date of expiry	Canada	US	Other	Total
2026	$—	$—	$14,720	$14,720
2027	—	—	243	243
2028	—	—	63	63
2029	47	—	12,625	12,672
2031	—	21,768	—	21,768
2032	272	23,444	—	23,716
2033	—	36,033	—	36,033
2034	—	16,724	4,526	21,250
2035	282,522	7,622	7,233	297,377
2036	210,591	46,621	5,698	262,910
2037	27	34,921	2,985	37,933
2038	500	37,660	320	38,480
2039	6,423	29,130	335	35,888
2040	3,110	55,775	—	58,885
2041	77	229,464	—	229,541
2042	49	22,577	—	22,626
No expiry	—	—	1,057,720	1,057,720

	$503,618	$561,739	$1,106,468	$2,171,825

Included in the table above is $1,329,261,000 (2021 - $1,083,848,000) of temporary differences related to loss carry forwards where no future benefit has been recognized.

23.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2022 was 405,494,353 (2021 - 397,630,947).

	2022	2021
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$89,382	$(102,577)
Weighted average common shares outstanding	405,494	397,631

Basic earnings (loss) per common share	$0.22	$(0.26)

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$89,382	$(102,577)
Weighted average common shares outstanding	405,494	397,631
Dilutive effect of stock options	1,641	—

Weighted average common shares outstanding, assuming dilution	407,135	397,631

Diluted earnings (loss) per common share	$0.22	$(0.26)

In 2022, there were no options excluded from the diluted weighted average number of common shares because their inclusion would have been anti-dilutive (2021 - 1,802).

24.	Supplemental cash flow information

Other operating items included in the statements of cash flows are as follows:

	2022	2021
Changes in non-cash working capital:
Accounts receivable	$99,601	$(75,678)
Inventories	(162,858)	300,307
Supplies and prepaid expenses	(63,500)	(5,908)
Accounts payable and accrued liabilities	16,401	91,757
Reclamation payments	(28,492)	(19,542)
Other	19,417	(3,683)

Total	$(119,431)	$287,253

The changes arising from financing activities were as follows:

	Long-term debt	Interest payable	Lease obligation	Dividends payable	Share capital	Total
Balance at January 1, 2022	$996,250	$3,558	$4,872	$—	$1,903,357	$2,908,037
Changes from financing cash flows:
Dividends paid	—	—	—	(51,895)	—	(51,895)
Interest paid	—	(38,531)	(325)	—	—	(38,856)
Lease principal payments	—	—	(2,908)	—	—	(2,908)
Shares issued, stock option plan	—	—	—	—	9,632	9,632
Issuance of shares [note 17]	—	—	—	—	953,285	953,285

Total cash changes	—	(38,531)	(3,233)	(51,895)	962,917	869,258

Non-cash changes:
Amortization of issue costs	750	—	—	—	—	750
Dividends declared	—	—	—	51,895	—	51,895
Interest expense	—	38,984	325	—	—	39,309
Right-of-use asset additions	—	—	7,853	—	—	7,853
Other	—	—	(523)	—	—	(523)
Shares issued, stock option plan	—	—	—	—	2,469	2,469
Issuance of shares, deferred tax [note 17]	—	—	—	—	11,593	11,593
Foreign exchange	—	—	(7)	—	—	(7)

Total non-cash changes	750	38,984	7,648	51,895	14,062	113,339

Balance at December 31, 2022	$997,000	$4,011	$9,287	$—	$2,880,336	$3,890,634

25.	Share-based compensation plans

The Company has the following plans:

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 30,538,777 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of options)	2022	2021
Beginning of year	3,458,001	6,158,539
Options granted	—	—
Options forfeited	—	(18,005)
Options expired	(2,475)	(886,009)
Options exercised [note 17]	(401,955)	(1,796,524)

End of year	3,053,571	3,458,001

Exercisable	3,053,571	3,162,415

Weighted average share prices were as follows:

	2022	2021
Beginning of year	$16.72	$16.98
Options granted	—	—
Options forfeited	—	26.08
Options expired	26.81	22.05
Options exercised	23.96	14.90

End of year	$15.75	$16.72

Exercisable	$15.75	$16.85

The weighted average share price at the dates of exercise during 2022 was $23.96 per share (2021 - $22.09).

Total options outstanding and exercisable at December 31, 2022 were as follows:

		Options outstanding		Options exercisable
Option price per share	Number	Weighted average remaining life	Weighted average exercisable price	Number	Weighted average exercisable price
$11.32 - 15.83	1,772,271	3.2	$14.57	1,772,271	$14.57
$15.84 - 19.30	1,281,300	0.8	$17.39	1,281,300	$17.39

	3,053,571			3,053,571

The foregoing options have expiry dates ranging from March 1, 2023 to February 28, 2027.

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the participant’s discretion provided they have met their ownership requirements, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. Vesting of PSUs at the end of the three-year period is based on Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. If the participant elects a cash payout, the redemption amount will be based on the volume-weighted average trading price of Cameco’s common shares on March 1 or, if March 1 is not a trading day, on the first trading day following March 1. As of December 31, 2022, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 1,255,255 (2021 - 1,495,709).

C.	Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. In addition, certain eligible participants have a single vesting date on the third anniversary of the date of the grant. These same participants, if they have met or are not subject to share ownership requirements, may elect to have their award paid as a lump sum cash amount. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. As of December 31, 2022, the total number of RSUs held by the participants was 1,131,493 (2021 - 1,081,783).

D.	Phantom stock option

The Company has established a phantom stock option plan for eligible non-North American employees. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2022, the number of options held by participating employees was 94,135 (2021 - 173,835) with exercise prices ranging from $11.32 to $19.30 per share (2021 - $11.32 to $26.81) and a weighted average exercise price of $12.55 (2021 - $13.88).

E.	Phantom restricted share unit (PRSU)

The Company has established a PRSU plan whereby it provides non-North American employees an annual grant of PRSUs in an amount determined by the board. Each PRSU represents one phantom common share that entitles the participant to a payment of cash with an equivalent market value. The PRSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. In addition, certain eligible participants have a single vesting date on the third anniversary of the date of the grant. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. As of December 31, 2022, the total number of PRSUs held by the participants was 21,148 (2021 - 16,027).

F.	Employee share ownership plan

Cameco also has an employee share ownership plan, whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed during the year of contribution. Under the plan, employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted 12 months from the date on which such shares were purchased. At December 31, 2022, there were 2,603 participants in the plan (2021 - 2,301). The total number of shares purchased in 2022 with Company contributions was 116,530 (2021 - 149,822). In 2022, the Company’s contributions totaled $3,541,000 (2021 - $3,301,000).

G.	Deferred share unit (DSU)

Cameco offers a DSU plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis, directors can elect to receive 25%, 50%, 75% or 100% of the remaining 40% of their annual retainer and any additional fees in the form of DSUs. If a director meets their ownership requirements, the director may elect to take 25%, 50%, 75% or 100% of their annual retainer and any fees in cash, with the balance, if any, to be paid in DSUs. Each DSU fully vests upon award. Dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2022, the total number of DSUs held by participating directors was 547,304 (2021 - 579,362).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the year, the Company recognized the following expenses under these plans:

	2022	2021
Employee share ownership plan	$3,541	$3,301
Restricted share unit plan	3,273	2,933
Performance share unit plan(a)	—	1,237
Stock option plan	45	366

Total	$6,859	$7,837

(a)	There are no remaining PSUs whereby it is at the board’s discretion whether shares will be purchased on the open market or redeemed for cash with an equivalent market value.

Fair value measurement of equity-settled plans

The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled RSU plan were as follows:

Grant date Mar 1/22
Number of options granted	129,910
Average strike price	$31.17
Expected forfeitures	10%
Weighted average grant date fair values	$31.17

Cash-settled plans

Cameco has recognized the following expenses under its cash-settled plans:

	2022	2021
Performance share unit plan	$11,221	$25,784
Restricted share unit plan	9,342	6,890
Deferred share unit plan	2,811	6,741
Phantom stock option plan	751	2,261
Phantom restricted share unit plan	244	163

Total	$24,369	$41,839

At December 31, 2022, a liability of $59,577,000 (2021 - $61,030,000) was included in the consolidated statement of financial position to recognize accrued but unpaid expenses for cash-settled plans.

Fair value measurement of cash-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and projections of the non-market criteria. The fair value of RSUs and PRSUs granted was determined based on their intrinsic value on the date of grant. The phantom stock option plan was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values of the cash-settled share-based payment plans at the March 1, 2022 grant date were as follows:

			Phantom
	PSU	RSU	RSU
Number of units	238,610	159,140	10,142
Expected vesting	92%	—	—
Expected dividend	—	—	$0.08
Expected life of option	3.0 years	3.0 years	3.0 years
Expected forfeitures	9%	9%	7%
Weighted average measurement date fair values	$31.17	$31.17	$31.17

The inputs used in the measurement of the fair values of the cash-settled share-based payment plans at the reporting date were as follows:

	Phantom stock options	PSU	RSU	Phantom RSU
Number of units	94,135	1,255,255	815,098	21,148
Expected vesting	—	72%	—	—
Average strike price	$12.55	—	—	—
Expected dividend	$0.12	—	—	$0.12
Expected volatility	53%	—	—	—
Risk-free interest rate	3.8%	—	—	—
Expected life of option	3.0 years	0.7 years	0.8 years	1.4 years
Expected forfeitures	7%	2%	8%	8%
Weighted average measurement date fair values	$20.22	$30.69	$30.69	$30.69

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The non-market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at both grant and reporting date by reviewing prior history and corporate budgets.

26.	Pension and other post-retirement benefits

Cameco maintains both defined benefit and defined contribution plans providing pension benefits to substantially all of its employees. All regular and temporary employees participate in a registered defined contribution plan. This plan is registered under the Pension Benefits Standard Act, 1985. In addition, all Canadian-based executives participate in a non-registered supplemental executive pension plan which is a defined benefit plan.

Under the supplemental executive pension plan (SEPP), Cameco provides a lump sum benefit equal to the present value of a lifetime pension benefit based on the executive’s length of service and final average earnings. The plan provides for unreduced benefits to be paid at the normal retirement age of 65, however unreduced benefits could be paid if the executive was at least 60 years of age and had 20 years of service at retirement. This program provides for a benefit determined by a formula based on earnings and service, reduced by the benefits payable under the registered base plan. Security is provided for the SEPP benefits through a letter of credit held by the plan’s trustee. The face amount of the letter of credit is determined each year based on the wind-up liabilities of the supplemental plan, less any plan assets currently held with the trustee. A valuation is required annually to determine the letter of credit amount. Benefits will continue to be paid from plan assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Cameco also maintains non-pension post-retirement plans (“other benefit plans”) which are defined benefit plans that cover such benefits as group life insurance and supplemental health and dental coverage to eligible employees and their dependents. The costs related to these plans are charged to earnings in the period during which the employment services are rendered. These plans are funded by Cameco as benefit claims are made.

The board of directors of Cameco has final responsibility and accountability for the Cameco retirement programs. The board is ultimately responsible for managing the programs to comply with applicable legislation, providing oversight over the general functions and setting certain policies.

Cameco expects to pay $1,675,000 in contributions and letter of credit fees to its defined benefit plans in 2023.

The post-retirement plans expose Cameco to actuarial risks, such as longevity risk, market risk, interest rate risk, liquidity risk and foreign currency risk. The other benefit plans expose Cameco to risks of higher supplemental health and dental utilization than expected. However, the other benefit plans have limits on Cameco’s annual benefits payable.

The effective date of the most recent valuation for funding purposes on the registered defined benefit pension plans is January 1, 2021. The next planned effective date for valuations is January 1, 2024.

Cameco has more than one defined benefit plan and has generally provided aggregated disclosures in respect of these plans, on the basis that these plans are not exposed to materially different risks. Information relating to Cameco’s defined benefit plans is shown in the following table:

	Pension benefit plans		Other benefit plans
	2022	2021	2022	2021
Fair value of plan assets, beginning of year	$5,693	$6,217	$—	$—
Interest income on plan assets	157	144	—	—
Return on assets excluding interest income	(555)	172	—	—
Employer contributions	—	67	—	—
Benefits paid	(890)	(903)	—	—
Administrative costs paid	(3)	(4)	—	—

Fair value of plan assets, end of year	$4,402	$5,693	$—	$—

Defined benefit obligation, beginning of year	$69,998	$72,119	$24,697	$25,827
Current service cost	2,302	2,332	915	956
Interest cost	1,867	1,550	726	652
Actuarial loss (gain) arising from:
- financial assumptions	(20,913)	(1,996)	(5,881)	(1,403)
- experience adjustment	1,396	(903)	161	(697)
Benefits paid	(3,666)	(1,741)	(1,254)	(638)
Foreign exchange	234	(1,363)	—	—

Defined benefit obligation, end of year	$51,218	$69,998	$19,364	$24,697

Defined benefit liability [note 15]	$(46,816)	$(64,305)	$(19,364)	$(24,697)

The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

	Pension benefit plans
	2022	2021
Asset category(a)
Canadian equity securities	6%	8%
U.S. equity securities	11%	13%
Global equity securities	6%	8%
Canadian fixed income	28%	32%
Other(b)	49%	39%

Total	100%	100%

(a)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2022 and 2021 respectively.
(b)

Relates mainly to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

The following represents the components of net pension and other benefit expense included primarily as part of administration.

	Pension benefit plans		Other benefit plans
	2022	2021	2022	2021
Current service cost	$2,302	$2,332	$915	$956
Net interest cost	1,710	1,406	726	652
Administration cost	3	4	—	—

Defined benefit expense [note 19]	4,015	3,742	1,641	1,608
Defined contribution pension expense [note 19]	15,189	12,939	—	—

Net pension and other benefit expense	$19,204	$16,681	$1,641	$1,608

The total amount of actuarial gains recognized in other comprehensive income is:

	Pension benefit plans		Other benefit plans
	2022	2021	2022	2021
Actuarial gains	$(19,517)	$(2,899)	$(5,720)	$(2,100)
Return on plan assets excluding interest income	555	(172)	—	—

	$(18,962)	$(3,071)	$(5,720)	$(2,100)

The assumptions used to determine the Company’s defined benefit obligation and net pension and other benefit expense were as follows at December 31 (expressed as weighted averages):

	Pension benefit plans		Other benefit plans
	2022	2021	2022	2021
Discount rate - obligation	4.5%	2.3%	5.1%	2.9%
Discount rate - expense	2.3%	2.4%	2.9%	2.5%
Rate of compensation increase	3.0%	3.0%	—	—
Health care cost trend rate	—	—	5.0%	5.0%
Dental care cost trend rate	—	—	4.5%	4.5%

At December 31, 2022, the weighted average duration of the defined benefit obligation for the pension plans was 17.1 years (2021 - 20.0 years) and for the other benefit plans was 11.3 years (2021 - 13.6 years).

A 1% change at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the following:

	Pension benefit plans		Other benefit plans
	Increase	Decrease	Increase	Decrease
Discount rate	$(6,148)	$7,737	$(2,366)	$2,975

A 1% change in any of the other assumptions would not have a significant impact on the defined benefit obligation.

The methods and assumptions used in preparing the sensitivity analyses are the same as the methods and assumptions used in determining the financial position of Cameco’s plans as at December 31, 2022. The sensitivity analyses are determined by varying the sensitivity assumption and leaving all other assumptions unchanged. Therefore, the sensitivity analyses do not recognize any interdependence in the assumptions. The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used in the previous year.

In addition, an increase of one year in the expected lifetime of plan participants in the pension benefit plans would increase the defined benefit obligation by $1,236,000.

To measure the longevity risk for these plans, the mortality rates were reduced such that the average life expectancy for all members increased by one year. The reduced mortality rates were subsequently used to re-measure the defined benefit obligation of the entire plan.

27.	Financial instruments and related risk management

Cameco is exposed in varying degrees to a variety of risks from its use of financial instruments. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow. The types of risks Cameco is exposed to, the source of risk exposure and how each is managed is outlined below.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign currency exchange rates and interest rates, will affect the Company’s earnings or the fair value of its financial instruments. Cameco engages in various business activities which expose the Company to market risk. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the Company’s portfolios of foreign currency and interest rate contracts change.

The types of market risk exposure and the way in which such exposure is managed are as follows:

A.	Commodity price risk

As a significant producer and supplier of uranium and nuclear fuel processing services, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the Company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the Company’s control, such as supply and demand fundamentals and geopolitical events.

Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility.

B.	Foreign exchange risk

The relationship between the Canadian and US dollar affects financial results of the uranium business as well as the fuel services business. Sales of uranium product, conversion and fuel manufacturing services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars.

Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. To mitigate risks associated with foreign currency, Cameco enters into forward sales and option contracts to establish a price for future delivery of the foreign currency. These foreign currency contracts are not designated as hedges and are recorded at fair value with changes in fair value recognized in earnings. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and conversion services, is denominated in US dollars.

Cameco holds a number of financial instruments denominated in foreign currencies that expose the Company to foreign exchange risk. Cameco measures its exposure to foreign exchange risk on financial instruments as the change in carrying values that would occur as a result of reasonably possible changes in foreign exchange rates, holding all other variables constant. As of the reporting date, the Company has determined its pre-tax exposure to foreign currency exchange risk on financial instruments to be as follows based on a 5% weakening of the Canadian dollar:

	Currency	Carrying value (Cdn)	Gain (loss)
Cash and cash equivalents	USD	$414,683	$20,734
Short-term investments	USD	886,020	44,301
Accounts receivable	USD	136,246	6,812
Accounts payable and accrued liabilities	USD	(176,746)	(8,837)
Net foreign currency derivatives	USD	(48,251)	(71,836)

A 5% strengthening of the Canadian dollar against the currencies above at December 31, 2022 would have had an equal but opposite effect on the amounts shown above, assuming all other variables remained constant.

C.	Interest rate risk

The Company has a strategy of minimizing its exposure to interest rate risk by maintaining target levels of fixed and variable rate borrowings. The proportions of outstanding debt carrying fixed and variable interest rates are reviewed by senior management to ensure that these levels are within approved policy limits. At December 31, 2022, the proportion of Cameco’s outstanding debt that carries fixed interest rates is 92% (2021 - 92%).

Cameco was exposed to interest rate risk during the year through its interest rate swap contracts whereby fixed rate payments on a notional amount of $75,000,000 of the Series H senior unsecured debentures were swapped for variable rate payments. Under the terms of the swap, Cameco makes interest payments based on the three-month Canada Dealer Offered Rate plus an average margin of 1.3% and receives fixed interest payments of 2.95%. At December 31, 2022, the fair value of Cameco’s interest rate swap net liability was $7,284,000 (2021 - $673,000).

Cameco measures its exposure to interest rate risk as the change in cash flows that would occur as a result of reasonably possible changes in interest rates, holding all other variables constant. As of the reporting date, the Company has determined the impact on earnings of a 1% increase in interest rate on its interest rate contracts to be a loss of $766,000.

Counterparty credit risk

Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance. The maximum exposure to credit risk, as represented by the carrying amount of the financial assets, at December 31 was:

	2022	2021
Cash and cash equivalents	$1,143,674	$1,247,447
Short-term investments	1,138,174	84,906
Accounts receivable [note 7]	178,088	272,220
Derivative assets [note 11]	2,807	32,098

Cash and cash equivalents

Cameco held cash and cash equivalents of $1,143,674,000 at December 31, 2022 (2021 - $1,247,447,000). Cameco mitigates its credit risk by ensuring that balances are held with counterparties with high credit ratings. The Company monitors the credit rating of its counterparties on a monthly basis and has controls in place to ensure prescribed exposure limits with each counterparty are adhered to.

Impairment on cash and cash equivalents has been measured on a 12-month ECL basis and reflects the short maturities of the exposures. The Company considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Cameco has assessed its counterparty credit risk on cash and cash equivalents by applying historic global default rates to outstanding cash balances based on S&P rating. The conclusion of this assessment is that the loss allowance is insignificant.

Short-term investments

Cameco held short-term investments of $1,138,174,000 at December 31, 2022 (2021 - $84,906,000). The Company mitigates its credit risk by requiring that the issuer/guarantor of the investment have a minimum short-term credit rating and/or a long-term debt rating at the time of purchase, according to the investment credit ratings as issued by DBRS or S&P, or the equivalent of the DBRS or S&P rating at another reputable rating agency.

In addition to the credit-rating requirement, Cameco also mitigates risk by prescribing limits by counterparty and types of investment products.

Cameco has assessed its counterparty credit risk related to short-term investments by applying historic default rates to outstanding investment balances based on S&P rating. The conclusion of this assessment is that the loss allowance is insignificant.

Accounts receivable

Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment. Cameco manages the risk of non-payment by monitoring the credit-worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

A summary of the Company’s exposure to credit risk for trade receivables is as follows:

Carrying value
Investment grade credit rating	$139,708
Non-investment grade credit rating	27,980

Total gross carrying amount	$167,688
Loss allowance	—

Net	$167,688

At December 31, 2022, there were no significant concentrations of credit risk and no amounts were held as collateral. Historically, Cameco has experienced minimal customer defaults and, as a result, considers the credit quality of its accounts receivable to be high.

Cameco uses customer credit rating data, historic default rates and aged receivable analysis to measure the ECLs of trade receivables from corporate customers, which comprise a small number of large balances. Since the Company has not experienced customer defaults in the past, applying historic default rates in calculating ECLs, as well as considering forward-looking information, resulted in an insignificant allowance for losses.

The following table provides information about Cameco’s aged trade receivables as at December 31, 2022:

	Corporate customers	Other customers	Total
Current (not past due)	$166,361	$398	166,759
1-30 days past due	639	171	810
More than 30 days past due	99	20	119

Total	$167,099	$589	167,688

Liquidity risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The table below outlines the Company’s available debt facilities at December 31, 2022:

	Total amount	Outstanding and committed	Amount available
Unsecured revolving credit facility [note 14]	$1,000,000	$—	$1,000,000
Letter of credit facilities [note 14]	1,756,754	1,593,379	163,375

The tables below present a maturity analysis of Cameco’s financial liabilities, including principal and interest, based on the expected cash flows from the reporting date to the contractual maturity date:

	Carrying amount	Contractual cash flows	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Accounts payable and accrued liabilities	$374,714	$374,714	$374,714	$—	$—	$—
Long-term debt	997,000	1,000,000	—	500,000	400,000	100,000
Foreign currency contracts	51,058	51,058	23,476	27,582	—	—
Interest rate contracts	7,284	7,284	2,437	2,987	1,860	—
Lease obligation [note 15]	9,287	10,314	2,681	2,595	1,718	3,320

Total contractual repayments	$1,439,343	$1,443,370	$403,308	$533,164	$403,578	$103,320

	Total	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Total interest payments on long-term debt	$192,225	$37,840	$44,255	$33,780	$76,350

Measurement of fair values

A.	Accounting classifications and fair values

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At December 31, 2022

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$1,143,674	$1,143,674
Short-term investments	—	1,138,174	1,138,174
Accounts receivable [note 7]	—	183,944	183,944
Derivative assets [note 11]
Foreign currency contracts	2,807	—	2,807

	$2,807	$2,465,792	$2,468,599

Financial liabilities
Accounts payable and accrued liabilities [note 13]	$—	$374,714	$374,714
Lease obligation [note 15]	—	9,287	9,287
Derivative liabilities [note 15]
Foreign currency contracts	51,058	—	51,058
Interest rate contracts	7,284	—	7,284
Long-term debt [note 14]	—	997,000	997,000

	58,342	1,381,001	1,439,343

Net	$(55,535)	$1,084,791	$1,029,256

At December 31, 2021

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$1,247,447	$1,247,447
Short-term investments	—	84,906	84,906
Accounts receivable [note 7]	—	276,139	276,139
Derivative assets [note 11]
Foreign currency contracts	31,534	—	31,534
Interest rate contracts	564	—	564

	$32,098	$1,608,492	$1,640,590

Financial liabilities
Accounts payable and accrued liabilities [note 13]	$—	$340,458	$340,458
Lease obligation [note 15]	—	4,872	4,872
Derivative liabilities [note 15]
Foreign currency contracts	3,760	—	3,760
Interest rate contracts	1,237	—	1,237
Long-term debt [note 14]	—	996,250	996,250

	4,997	1,341,580	1,346,577

Net	$27,101	$266,912	$294,013

Cameco has pledged $239,000,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

Cameco has issued guarantees to certain banks in respect of the credit facilities granted to various subsidiaries. These facilities consist of daily overdraft limits and credit lines. At December 31, 2022 the Company has issued guarantees of up to $179,700,000 ($132,600,000 (US)), which is the maximum amount the Company could be exposed to at any point in time.

During 2021, Cameco divested of its investments in equity securities. The fair value at the date of derecognition and the cumulative gain or loss on disposal for the year ended December 31, 2021 were as follows:

	Fair Value	Gain (loss)
Investment in Denison Mines Corp.	$34,827	$15,257
Investment in UEX Corporation	19,605	8,758
Investment in ISO Energy Ltd.	10,756	8,078
Investment in GoviEx	3,558	2,996
Other	265	(750)

	$69,011	$34,339

The gains were presented net of tax. Cameco elected to transfer these cumulative net gains from equity investments at FVOCI to retained earnings in the statement of changes in equity.

Cameco has not irrevocably designated a financial asset that would otherwise meet the requirements to be measured at amortized cost at FVOCI or FVTPL to eliminate or significantly reduce an accounting mismatch that would otherwise arise.

The following tables summarize the carrying amounts and level 2 fair value measurements of Cameco’s financial instruments:

As at December 31, 2022

	Carrying value	Fair value
Derivative assets [note 11]
Foreign currency contracts	$2,807	$2,807
Derivative liabilities [note 15]
Foreign currency contracts	(51,058)	(51,058)
Interest rate contracts	(7,284)	(7,284)
Long-term debt [note 14]	(997,000)	(1,014,010)

Net	$(1,052,535)	$(1,069,545)

As at December 31, 2021

	Carrying value	Fair value
Derivative assets [note 11]
Foreign currency contracts	$31,534	$31,534
Interest rate contracts	564	564
Derivative liabilities [note 15]
Foreign currency contracts	(3,760)	(3,760)
Interest rate contracts	(1,237)	(1,237)
Long-term debt [note 14]	(996,250)	(1,103,978)

Net	$(969,149)	$(1,076,877)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying values of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate their fair values as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments and long-term debt at fair value. Derivative financial instruments and long-term debt are classified as a recurring level 2 fair value measurement.

The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 3.3% to 4.2% (2021 - 1.1% to 1.7%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	2022	2021
Non-hedge derivatives:
Foreign currency contracts	$(48,251)	$27,774
Interest rate contracts	(7,284)	(673)

Net	$(55,535)	$27,101

Classification:
Current portion of long-term receivables, investments and other [note 11]	$1,331	$22,652
Long-term receivables, investments and other [note 11]	1,476	9,446
Current portion of other liabilities [note 15]	(25,913)	(378)
Other liabilities [note 15]	(32,429)	(4,619)

Net	$(55,535)	$27,101

The following table summarizes the different components of the gains (losses) on derivatives included in net earnings:

	2022	2021
Non-hedge derivatives:
Foreign currency contracts	$(66,360)	$13,202
Interest rate contracts	(6,589)	(673)

Net	$(72,949)	$12,529

28.	Capital management

Cameco’s management considers its capital structure to consist of bank overdrafts, long-term debt, short-term debt (net of cash and cash equivalents and short-term investments), non-controlling interest and shareholders’ equity.

Despite the impacts of COVID-19 on the global economy, Cameco’s approach to capital management has remained consistent. Cameco’s capital structure reflects its strategy and the environment in which it operates. Delivering returns to long-term shareholders is a top priority. The Company’s objective is to maximize cash flow while maintaining its investment grade rating through close capital management of our balance sheet metrics. Capital resources are managed to allow it to support achievement of its goals while managing financial risks such as weakness in the market, litigation risk and refinancing risk. The overall objectives for managing capital in 2022 reflect the environment that the Company is operating in, similar to the prior comparative period.

The capital structure at December 31 was as follows:

	2022	2021
Long-term debt [note 14]	997,000	996,250
Cash and cash equivalents	(1,143,674)	(1,247,447)
Short-term investments	(1,138,174)	(84,906)

Net debt	(1,284,848)	(336,103)

Non-controlling interest	11	127
Shareholders’ equity	5,836,054	4,845,841

Total equity	5,836,065	4,845,968

Total capital	$4,551,217	$4,509,865

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees and set minimum levels for net worth. As of December 31, 2022, Cameco met these requirements.

29.	Segmented information

Cameco has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions as well as operational readiness costs for our operations that are resuming operations. Operational readiness costs include costs to complete critical projects, perform maintenance readiness checks, and recruit and train sufficient mine and mill personnel before beginning operations. Cameco expensed $218,439,000 of care and maintenance and operational readiness costs during the year (2021 - $209,556,000 of care and maintenance costs). Included in this amount in 2021 is $40,359,000 relating to care and maintenance costs for operations suspended as a result of COVID-19 and the related impact of increased purchasing activity at a higher cost than produced pounds. This had a negative impact on gross profit in the uranium segment.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.

A.	Business segments - 2022

For the year ended December 31, 2022

	Uranium	Fuel services	Other	Total
Revenue	$1,480,146	$365,063	$22,794	$1,868,003

Expenses
Cost of products and services sold	1,223,558	215,660	18,118	1,457,336
Depreciation and amortization	135,800	32,618	8,958	177,376

Cost of sales	1,359,358	248,278	27,076	1,634,712

Gross profit (loss)	120,788	116,785	(4,282)	233,291

Administration	—	—	172,029	172,029
Exploration	10,578	—	—	10,578
Research and development	—	—	12,175	12,175
Other operating expense (income)	25,845	(2,901)	—	22,944
(Gain) loss on disposal of assets	726	(212)	—	514
Finance costs	—	—	85,728	85,728
Loss on derivatives	—	—	72,949	72,949
Finance income	—	—	(37,499)	(37,499)
Share of earnings from equity-accounted investee	(93,988)	—	—	(93,988)
Other income	(22,802)	—	(74,132)	(96,934)

Earnings (loss) before income taxes	200,429	119,898	(235,532)	84,795
Income tax recovery				(4,469)

Net earnings				89,264

Capital expenditures for the year	$101,547	$39,736	$2,198	$143,481

For the year ended December 31, 2021

	Uranium	Fuel services	Other	Total
Revenue	$1,054,993	$404,277	$15,714	$1,474,984
Expenses
Cost of products and services sold	1,028,816	242,574	11,245	1,282,635
Depreciation and amortization	134,629	43,344	12,442	190,415

Cost of sales	1,163,445	285,918	23,687	1,473,050

Gross profit (loss)	(108,452)	118,359	(7,973)	1,934
Administration	—	—	127,566	127,566
Exploration	8,016	—	—	8,016
Research and development	—	—	7,168	7,168
Other operating income	(8,407)	—	—	(8,407)
(Gain) loss on disposal of assets	(2,886)	6,689	—	3,803
Finance costs	—	—	76,612	76,612
Gain on derivatives	—	—	(12,529)	(12,529)
Finance income	—	—	(6,804)	(6,804)
Share of earnings from equity-accounted investee	(68,283)	—	—	(68,283)
Other expense (income)	—	301	(21,654)	(21,353)

Earnings (loss) before income taxes	(36,892)	111,369	(178,332)	(103,855)

Income tax recovery				(1,201)

Net loss				(102,654)

Capital expenditures for the year	$72,786	$22,792	$3,206	$98,784

B.	Geographic segments

Revenue is attributed to the geographic location based on the location of the entity providing the services. The Company’s revenue from external customers is as follows:

	2022	2021
Canada	$994,534	$704,719
United States	873,469	770,265

	$1,868,003	$1,474,984

The Company’s non-current assets, excluding deferred tax assets and financial instruments, by geographic location are as follows:

	2022	2021
Canada	$3,042,533	$3,100,285
Australia	397,678	395,223
United States	80,352	131,683
Kazakhstan	38	46
Germany	6	11

	$3,520,607	$3,627,248

C.	Major customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2022, revenues from one customer of Cameco’s uranium and fuel services segments represented approximately $227,846,000 (2021 - $166,068,000), approximately 12% (2021 - 11%) of Cameco’s total revenues from these segments. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedule.

30.	Group entities

The following are the principal subsidiaries and associates of the Company:

	Principal place	Ownership interest
	of business	2022	2021
Subsidiaries:
Cameco Fuel Manufacturing Inc.	Canada	100%	100%
Cameco Marketing Inc.	Canada	100%	100%
Cameco Inc.	US	100%	100%
Power Resources, Inc.	US	100%	100%
Crow Butte Resources, Inc.	US	100%	100%
Cameco Australia Pty. Ltd.	Australia	100%	100%
Cameco Europe Ltd.	Switzerland	100%	100%
Associates:
JV Inkai	Kazakhstan	40%	40%

31.	Joint operations

Cameco conducts a portion of its exploration, development, mining and milling activities through joint operations. Operations are governed by agreements that provide for joint control of the strategic operating, investing and financing activities among the partners. These agreements were considered in the determination of joint control. Cameco’s significant Canadian uranium joint operation interests are McArthur River, Key Lake and Cigar Lake. The Canadian uranium joint operations allocate uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by joint operations are included in the cost of inventory.

Cameco reflects its proportionate interest in these assets and liabilities as follows:

	Principal place
	of business	Ownership	2022	2021
Total assets
McArthur River	Canada	69.81%	$998,368	$1,010,956
Key Lake	Canada	83.33%	527,841	549,051
Cigar Lake(a)	Canada	54.55%	1,219,036	1,294,333

			$2,745,245	$2,854,340

Total liabilities
McArthur River		69.81%	$37,881	$36,697
Key Lake		83.33%	240,487	267,579
Cigar Lake(a)		54.55%	50,362	45,503

			$328,730	$349,779

(a)

Cameco’s ownership stake in the Cigar Lake uranium mine in northern Saskatchewan was previously 50.025%. On May 19, 2022, Cameco and Orano completed the acquisition of Idemitsu’s 7.875% participating interest in the CLJV by acquiring their pro rata shares through an asset purchase (note 6).

32.	Related parties

A.	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents and contributes to pension plans on their behalf (note 26). Senior management and directors also participate in the Company’s share-based compensation plans (note 25).

Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company’s request, they are entitled to termination benefits of up to the lesser of 18 to 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.

Compensation for key management personnel was comprised of:

	2022	2021
Short-term employee benefits	$23,557	$20,663
Share-based compensation(a)	21,149	34,639
Post-employment benefits	6,532	6,188
Termination benefits	—	161

Total	$51,238	$61,651

(a)	Excludes deferred share units held by directors (see note 25).

B.	Other related party transactions

Cameco purchases uranium concentrates from JV Inkai. For the year ended December 31, 2022, Cameco had purchases of $206,818,000 ($155,937,000 (US)) (2021 - $233,621,000 ($185,763,000 (US))). Cameco received a cash dividend from JV Inkai of $117,698,000 ($92,425,000 (US)) (2021 - $50,128,000 ($40,286,000 (US))).

33.	Commitments

On October 11, 2022, Cameco announced that it had entered into a strategic partnership with Brookfield Renewable Partners (Brookfield Renewable) and its institutional partners to acquire Westinghouse Electric Company (Westinghouse), one of the world’s largest nuclear services businesses. Brookfield Renewable, with its institutional partners, will own a 51% interest in Westinghouse and Cameco will own 49%.

Cameco’s share of the purchase price will be funded with a combination of cash, debt and equity. The Company secured a bridge loan facility of $280,000,000 (US) as well as $600,000,000 (US) in term loans. The bridge facility, if funded, will mature 364 days after the acquisition closing date and the term loans, which consist of two $300,000,000 (US) tranches, are expected to mature two and three years after the closing of the acquisition. In addition, as disclosed in note 17, Cameco issued 34,057,250 common shares pursuant to a public offering.

Transaction costs of $41,227,000 have been included in supplies and prepaid expenses in the consolidated statement of financial position as of the year ended December 31, 2022. Under the terms of the agreement, if the transaction does not close, Cameco is entitled to recover a portion of these costs.